Mailstop 3233
                                                           February 8, 2018


Via E-mail
Patrick J. Kane
Chairman, Frontier Fund Management LLC
Frontier Funds
c/o Frontier Fund Management LLC
25568 Genesee Trail Road
Golden, Colorado 80401

       Re:      Frontier Funds
                Post-Effective Amendment to Form S-1
                Filed January 12, 2018
                File No. 333-210313

Dear Mr. Kane:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2017 letter.

General

1. We refer to our comment letter dated December 21, 2017 concerning your Form 10-K for the fiscal year ended December 31, 2016. Please resolve all Form 10-K comments prior to requesting effectiveness of this post-effective amendment.

2. We note your disclosure on page xvi and elsewhere that Chesapeake Capital Corporation, a CTA which the Funds previously accessed through the Galaxy Plus Fund platform, is no longer an advisor to any Galaxy Plus Fund as of December 31, 2017. We further note that the allocation and past performance data included in this post-effective amendment are as of September 30, 2017; however, no allocation or past performance data are
 Patrick J. Kane
Frontier Funds
February 8, 2018
Page 2

       included with respect to Chesapeake. Please revise to include allocation and past performance data relating to Chesapeake as of September 30, 2017, or tell us why this disclosure is not material to investors.

Frontier Funds

The Managing Owner and CPO, page 49

3. We note your response to comment 6 and your revised disclosure on page 49 regarding the liability and indemnification provisions of the Commodity Pool Operator Delegation
       Agreement between the managing owner and Wakefield Advisors LLC. Please revise your disclosure to describe the provisions of the Commodity Pool Operator Delegation
       Agreement pertaining to fees and termination. Additionally, please tell us what consideration you have given to filing the Commodity Pool Operator Delegation
       Agreement as an exhibit to the post-effective amendment. Please refer to Items 404 and
       601(b)(10) of Regulation S-K.

Trading Limitations, Policies and Swaps

Swaps, page 57

4. We note your response to comment 8 of our letter and your revised disclosure in this section and on pages ii and 1. Please revise to provide more detail regarding how factors such as "availability, costs, minimum account size, and liquidity" affect the decision to allocate to trading advisors versus entering into swaps.

Item 16. Exhibits, page II-2

5. Please revise to include an exhibit index setting forth the exhibits incorporated by reference in the post-effective amendment. Refer to Item 16(a) of Form
S-1.

Signatures, page S-1

6. We note your response to comment 4 of our letter. We further note that the signature page included with this amendment is blank. Please revise to include the signatures of your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to Signatures on Form S-1 for
       guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick J. Kane
Frontier Funds
February 8, 2018
Page 3

      Please contact Sara von Althann, Attorney Advisor, at (202) 551-3207 or me at (202)
551-3466 with any questions.


                                                         Sincerely,

                                                         /s/ Coy Garrison

                                                         Coy Garrison
                                                         Special Counsel
                                                         Office of Real Estate
and
                                                         Commodities

cc:    Matthew K. Kerfoot, Esq.
       Dechert LLP